SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Rush Enterprises Inc.
(Name of Issuer)
Common Stock, par value US$0.01 per share
(Title of Class of Securities)
781846308
(CUSIP Number)
August 24, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harspring Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

504,767

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

504,767

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,767

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harry M. Gail

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

504,767

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

504,767

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,767

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.	TYPE OF REPORTING PERSON

IN, HC

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of August 24, 2015.
Item 1(a).	Name of Issuer:
Rush Enterprises Inc. (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
555 IH-35 South
                  Suite 500
                  New Braunfels, TX 78130

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):
-	Harspring Capital Management, LLC ("Harspring Management")

-	Mr. Harry M. Gail ("Mr. Gail")

Harspring Management is the investment manager of funds and other accounts (collectively, the "Accounts"). Harspring Management and Mr. Gail may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Accounts.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of each of Harspring Management and Mr. Gail is 1330 Avenue of the Americas, Suite 23A, New York, NY 10019.
Item 2(c).	Citizenship:
Mr. Gail is a citizen of the United States.
Harspring Management is a limited liability company formed under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities:
Class B Common Stock, par value $0.01 per share (the "Common Stock")
Item 2(e).	CUSIP Number:
781846308

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

(i)	Harspring Management , as the investment manager of the Accounts, may be deemed to beneficially own the 504,767 shares of Common Stock beneficially owned by the Accounts.

(ii)	Mr. Gail may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Harspring Management.

(iii)	Collectively, the Reporting Persons beneficially own 504,767 shares of Common Stock.

(b)	Percent of Class:

(i)	Harspring Management's and Mr. Gail's beneficial ownership of 504,767 shares of Common Stock represents 5.0% of all of the outstanding Common Stock.

(ii)	Collectively, the Reporting Persons' beneficial ownership of 504,767 shares of Common Stock represents 5.0% of all of the outstanding Common Stock.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 10,093,305 shares of Common Stock outstanding as of August 1, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2015.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of shares of Common Stock:
Not applicable.
(ii)	Shared power to vote or to direct the vote of shares of Common Stock:
Harspring Management and Mr. Gail have shared power to vote or direct the vote of the  504,767shares of Common Stock held in the Accounts.
(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:
Harspring Management and Mr. Gail have shared power to dispose or direct the disposition of the 504,767shares of Common Stock held in the Accounts.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:   September 3, 2015
HARSPRING CAPITAL MANAGEMENT, LLC

By:  /s/ Harry M. Gail
        Name:  Harry M. Gail
           Title:  Managing Member

/s/ Harry M. Gail
                                      Harry M. Gail

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Class B Common Stock of Rush Enterprises Inc. dated as of September 3, 2015 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:            September 3, 2015

                                HARSPRING CAPITAL MANAGEMENT, LLC

                                By:  /s/ Harry M. Gail
                                       Name:  Harry M. Gail
                                       Title:    Managing Member

/s/ Harry M. Gail
      Harry M. Gail